

                                                                                                                         EXHIBIT 12

                                         HERSHEY FOODS CORPORATION
                                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            For the Years Ended December 31, 2001, 2000, 1999,1998 and 1997
                                 (in thousands of dollars except for ratios)
                                               (Unaudited)

                                                                      2001         2000         1999         1998          1997
                                                                      ----         ----         ----         ----          ----
Earnings:

     Income from continuing operations before income taxes......  $343,541(a)   $ 546,639    $727,874(b)  $  557,006   $  553,955

     Add (Deduct):

       Interest on indebtedness.................................      71,470       80,956        77,300       88,648       79,138

       Portion of rents representative of the interest
         factor (c).............................................      15,451       13,585       15,162       13,197        10,592

       Amortization of debt expense.............................         464          489           486          462          412

       Amortization of capitalized interest.....................       4,228          325         3,884        3,856        3,496
                                                                  ----------    ---------    ----------   ----------   ----------

         Earnings as adjusted...................................  $  435,154    $ 641,994    $  824,706   $  663,169   $  647,593
                                                                  ==========    =========    ==========   ==========   ==========

Fixed Charges:

     Interest on indebtedness...................................  $   71,470    $  80,956    $   77,300   $   88,648   $   79,138

     Portion of rents representative of the interest
       factor (c)...............................................      15,451       13,585        15,162       13,197       10,592

     Amortization of debt expense...............................         464          489           486          462          412

     Capitalized interest.......................................       1,498          145         1,214        2,547        1,883
                                                                  ----------    ---------    ----------   ----------   ----------

         Total fixed charges....................................  $   88,883    $  95,175    $   94,162   $  104,854   $   92,025
                                                                  ==========    =========    ==========   ==========   ==========

Ratio of earnings to fixed charges..............................        4.90         6.75          8.76         6.32         7.04
                                                                  ==========    =========    ==========   ==========   ==========

-----------------------------------------------------------

NOTES:

(a)    Includes total charges for business realignment initiatives of $278.4 million.

(b)    Includes a gain on the sale of the Corportion's pasta business of $243.8 million.

(c)    Portion of rents representative of the interest factor consists of all rental expense pertaining to off-balance sheet operating lease arrangements and one-third of rental expense for other operating leases.
